Filed Pursuant to Rule 424(b)(5)

File No. 333-211475-01

CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Maximum aggregate offering price	Amount of registration fee(1)
4.20% First Mortgage Bonds due 2048	$220,000,000	$27,390

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Pricing Supplement No. 1 Dated March 13, 2018

(To Prospectus dated May 20, 2016 and

Prospectus Supplement dated September 27, 2016)

relating to First Mortgage Bonds,

Secured Medium-Term Notes, Series K

$220,000,000

IDAHO POWER COMPANY

4.20% First Mortgage Bonds due 2048

Title of Securities:	4.20% First Mortgage Bonds due 2048 (the “Notes”)

Principal Amount:	$220,000,000

Price to Public:	99.630% payable in immediately available funds, plus accrued interest from the Original Issue Date

Purchasers’ Discount:	0.750%

Proceeds to Us after Discount:	98.880%

Interest Rate:	4.20% per annum

Original Issue Date:	March 16, 2018

Original Interest Accrual Date:	March 16, 2018

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2018

Record Dates:	February 15 and August 15

Maturity Date:	March 1, 2048

Redemption:	See “Optional Redemption” below

Form:	Book-Entry

J.P. Morgan

Wells Fargo Securities

BofA Merrill Lynch

KeyBanc Capital Markets

MUFG Securities Americas

US Bancorp

BNY Mellon Capital Markets, LLC

Optional Redemption:

We may, at our option, redeem the Notes, in whole at any time, or in part from time to time, prior to the maturity date, as follows:

•	Prior to September 1, 2047, at a redemption price equal to the greater of:

•	100% of the principal amount of the Notes to be redeemed, and

•	as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal on the Notes to be redeemed and interest thereon (not including any portion of payments of interest accrued as of the date fixed for redemption), discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 20 basis points,

•	On or after September 1, 2047, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed,

plus in any case interest accrued and unpaid on the principal amount of the Notes to be redeemed to the date fixed for redemption.

We will mail notice of any redemption at least 30 days before the date fixed for redemption to each registered holder of the Notes to be redeemed.

“Treasury Rate” means, with respect to any date fixed for redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be used at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes to be redeemed.

“Comparable Treasury Price” means, with respect to any date fixed for redemption, (a) the average of the Reference Treasury Dealer Quotations for such date, after excluding the highest and lowest such Reference Treasury Dealer Quotations for such date, or (b) if the Corporate Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all the quotations received.

“Independent Investment Banker” means any one of the Reference Treasury Dealers that we may appoint.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date fixed for redemption, the average, as determined by the corporate trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the corporate trustee by such Reference Treasury Dealer at 5:00 p.m. New York City time on the third business day preceding the date fixed for redemption.

“Reference Treasury Dealer” means each of (1) J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), in which case we will substitute another Primary Treasury Dealer and (2) any other Primary Treasury Dealers that we may select.

Supplemental Plan of Distribution and Terms Agreement:

We have entered into a terms agreement with the purchasers of the Notes with respect to the Notes. The purchasers are committed to take and pay for all of the Notes if any are purchased. Subject to certain conditions, each purchaser has severally agreed to purchase the principal amount of the Notes indicated in the table below:

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Name	Principal Amount of Notes
J.P. Morgan Securities LLC	$57,200,000
Wells Fargo Securities, LLC	52,800,000
KeyBanc Capital Markets Inc.	30,800,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	30,800,000
MUFG Securities Americas Inc.	30,800,000
U.S. Bancorp Investments, Inc.	13,200,000
BNY Mellon Capital Markets, LLC	4,400,000
Total	$220,000,000

The Notes sold by the purchasers to the public will initially be offered at the initial price to the public set forth on the cover of this pricing supplement. Any Notes sold by the purchasers to securities dealers may be sold at a discount from the initial price to the public of up to 0.45% of the principal amount of the Notes. Any such securities dealers may resell any Notes purchased from the purchasers to certain other brokers or dealers at a discount from the initial price to the public of up to 0.30% of the principal amount of the Notes.

Some of the purchasers or their affiliates (i) participate in our commercial paper program and may from time to time hold our commercial paper and (ii) are lenders and/or agents under our credit agreement, dated as of November 6, 2015.

Interest Payment Dates:

We will make interest payments on the Notes on March 1 and September 1 of each year, commencing September 1, 2018, and at maturity. The record date for the March 1 payment of interest will be February 15 and the record date for the September 1 payment of interest will be August 15.

Use of Proceeds:

The purchasers will pay the proceeds from the sale of the Notes, net of the purchasers’ discount, to us in immediately available funds. After our receipt of these proceeds, the Notes will be credited to the purchasers’ accounts at The Depository Trust Company free of payment.

We estimate that we will receive net proceeds from the sale of the Notes of approximately $217.0 million, after deducting all applicable discounts, including the purchasers’ discount and discounted price to the public, and estimated offering expenses. The expenses of the sale of the Notes, not including discounts, are estimated at $498,000 and are payable by us. We anticipate using the net proceeds from the sale of the Notes to pay at or prior to maturity $130 million of our 4.50% first mortgage bonds due March 2020 and to fund a portion of our capital requirements. If we do not use the proceeds immediately, we will temporarily invest them in short-term investments.

Legal Matters:

Brian R. Buckham, our Senior Vice President and General Counsel, and Perkins Coie LLP, Seattle, Washington, will pass upon the validity of the Notes and other legal matters for us. Sullivan & Cromwell LLP, New York, New York, will pass upon the validity of the Notes for the purchasers listed under “Supplemental Plan of Distribution and Terms Agreement.” As of February 27, 2018, Mr. Buckham beneficially owned 2,664 shares of IDACORP, Inc. common stock. Mr. Buckham is acquiring additional shares of IDACORP, Inc. common stock at regular intervals through employee stock plans.

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